UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 29 May 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill ≠ , R P Menell, D N Murray,
D M J Ncube, G M Wilson
† British, ≠ Canadian, # Ghanaian, ** Executive Director
Company Secretary: T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Mobile       +27 82 971 9238 (SA)
Mobile       +1 857 241 7127 (USA)
email           Willie.Jacobsz@
                     goldfields.co.za
Media Enquiries

Sven Lunsche
Tel              +27 11 562 9763
Mobile      +27 83 260 9279
email          Sven.Lunsche@
                    goldfields.co.za
MEDIA RELEASE
Update on Recent Fatalities at South Deep and
Outcome of Safety Review

Johannesburg, 29 May 2014: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) hereby advises that, further to the announcement issued on Tuesday, 27 May 2014, regarding the two recent fatal accidents at South Deep in South Africa, the Department of Mineral Resources (DMR) on Tuesday evening completed an in-
loco inspection of the scene of the second accident on the mine.

Following the inspection the DMR issued a Section 54 order, placing a moratorium on all workshop-related activities across the mine, pending the completion of a report back to the DMR in terms of Section
11(5) of the Mines Health and Safety Act. This has effectively stopped all production on the mine.

Management is working closely with the DMR to identify and mitigate the causes of the accidents and to ultimately have the Section 54 order lifted.

It is estimated that, as a consequence of the Section 54 imposed on the mine due to the two fatal accidents, there will be a deferral of approximately 300 kilograms (9,645 ounces) of gold production by the end of this week. It is estimated that a further 200 kilograms (6,430 ounces) will be deferred due to the reassessing of working practices in all workshops and safety control systems on the mechanised mining fleet, in order to improve safety at South Deep.

The new management team, appointed at the beginning of this year, has concluded a comprehensive review of all safety protocols, procedures and standards across the mine. This is in line with the team’s mandate to improve the mechanised mining culture on the mine, with specific emphasis on introducing international best practice standards on equipment availability and utilisation as well as the mechanised mining skills of employees.

The safety review has indicated that approximately 1,000 meters of legacy ground support in some of the ramps serving production areas in the older part of the mine, are below the international best practice standards at our international mines and present a safety risk. At this stage of the build-up process, approximately 70% of the mine’s production comes from these older areas of the mine above 95-level.

Nick Holland, CEO of Gold Fields, said: “After personally inspecting the affected areas, and after consultations with the new mine management team as well as the Gold Fields Board, I have concluded that it would be unsafe to continue working in these areas without remediation. As a consequence it has been decided to immediately stop production and destress activities in these areas and to start with remedial work.”

“A safe working environment on all of our mines is our first priority and, in line with our first value – ‘If we cannot mine safely we will not mine’ - this was the right decision to make. We are now paying the price for the skills deficit at South Deep, which contributed to this outcome. In addressing these issues we will not only ensure the safety of our people, but also the long-term integrity and sustainability of the mine,”
he added.

The remediation will take approximately four months to complete (June to September). The impact on production for this year is expected to be a deferral of approximately 1,500 kilograms (48,225 ounces).

Despite the production declines at South Deep, the Group’s production guidance of 2.2 million attributable ounces for 2014 is maintained, based on the current and anticipated outperformance of Cerro
Corona, Granny Smith and Tarkwa relative to guidance.

At this stage it is not expected that the stoppages will require a re-assessment of South Deep’s build-up plan to full production of between 650,000 ounces and 700,000 ounces per year by the end of 2017, as previously advised.

“However, we cannot at this point in time guarantee that there will not be other issues identified by the new management team, which may further impact guidance for the year,” said Holland.

He added: “Central to the new management team’s efforts to rebase the mine, is the need for the introduction and enforcement of greater levels of accountability and responsibility at all levels in the organisation and to improve skills levels across the board. In addition, the team has concluded that the mine has more equipment and people than is required. Both of these are prerequisites for an improved safety culture and improved productivity, which are deemed critical to de-risk the mine’s build-up to full production and ensure that South Deep achieves its full potential. Discussions have commenced with the trade unions to agree on the way forward on these issues.”
CONFERENCE CALL
A telephone conference call has been scheduled at the times indicated below:
Johannesburg: 16:00 hours
For United Kingdom: 15:00 (GMT)
For North America: 10:00 hours, (EST)
DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
Australia 1 800 350 100
South Africa 011 535 3600 0 800 200 648
United Kingdom 0 808 162 4061
USA & Canada 1 855 481 5362
Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 31247#
(Available for seven days)
South Africa & Other: +27 11 305 2030
USA: +1 855 481 5363
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email:
Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za
ends
Notes to editors

About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South
Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith,
Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.

Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around
49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and
Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York
Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 29 May 2014
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer